UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: April 22, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX ANNOUNCES VOTING RESULTS FROM
2026 ANNUAL MEETING OF SHAREHOLDERS

Panama City, Republic of Panama, April 22, 2026 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) is pleased to announce voting results from its Annual Meeting of Shareholders held on April 21, 2026, in virtual format (the “Meeting”).

Quorum to hold the Meeting was attained by having a total of 68.10% of the issued and outstanding common shares of Bladex were present and/or duly represented at the Meeting.

At the Meeting, each of the three nominated Directors listed below was elected as Director of the Bank separately by the holders of each Class with the required votes present and/or duly represented, as follows:

Director	Class	Votes IN FAVOR	% of Shares Voted IN FAVOR
José Alberto Garzon	A	4,936,528	81.61
Juan Alberto Pazo	A	5,113,520	84.53
Julianne Canavaggio	E	19,040,518	98.10

Bladex's audited consolidated financial statements for the fiscal year ended December 31, 2025, were approved with the positive vote of 90.43% of the shares present and/or represented at the Meeting; KPMG was reappointed as the Bank's independent registered public accounting firm, or external auditor, for the year ended December 31, 2026 with the positive vote of 97.62% of the shares present and/or represented at the Meeting; an advisory proposal on executive compensation was approved with the positive vote of 89.46% of the shares present and/or represented at the Meeting; and the proposal to change the Bank’s name from Banco Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc. was approved with the affirmative vote of 97.01% of the shares present and/or represented at the Meeting which includes the positive vote of 86.31% of all issued and outstanding Class A shareholders.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama